UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Cancellation of ADR Record Date by Citibank, N.A.

Citibank, N.A. (“Citibank”), as Depositary under the Deposit Agreement dated as of July 19, 2013, has cancelled the ADR Record Date for POSCO Holdings’ FY2023 year-end cash dividends, which was initially scheduled for February 29, 2024.

Notice of ADR Record Date Cancellation has been posted by Citibank on its Depositary Receipt Services website on February 26, 2024, and a new ADR Record Date for POSCO Holdings’ FY2023 year-end cash dividends will be announced after the dividend has been approved by shareholders at the 56th Ordinary General Meeting of Shareholders.

POSCO Holdings’ ADR books for Issuance & Cancellation will be closed upon close of business on February 29, 2024, which will remain closed until the new ADR Record Date to be determined by Citibank.

Applicable notices can be accessed via Citibank’s Depositary Receipt Services website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: February 27, 2024	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President